Exhibit B-1(g)

LESSEE'S CONSENT

Pursuant to Section 33(b) of the Fuel Lease, dated as of February 24, 1989, between River Fuel Funding Company #3, Inc. ("Lessor") and System Energy Resources, Inc. ("Lessee"), Lessee hereby consents to Lessor's execution and delivery of four Note Purchase Agreements, dated as of February 12, 2004, with Metropolitan Life Insurance Company, TIAA-CREF Life Insurance Company, TIAA-CREF Life Insurance Company and Teachers Annuity Association of America, as Purchasers, relating to the issue and sale of $50,000,000 aggregate principal amount of Lessor's Intermediate Term Secured Notes, 4.05% Series E due February 15, 2009.

SYSTEM ENERGY RESOURCES, INC.

By: /s/ Frank Williford
Frank Williford
Assistant Treasurer